May 22, 2019

E. Allen Nicholson
Executive Vice President and Chief Financial Officer
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, California 91764

       Re: CVB Financial Corp.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 000-10140

Dear Mr. Nicholson:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Analysis of the Results of Operations
Reconciliations of Adjusted Yield on Average Loans, Yield on Average Earning Assets and NIM
(Non-GAAP), page 47

1.    We note your disclosure on page 47 of the following non-GAAP measures:

          Adjusted yield on average loans;
          Adjusted yield on average assets; and
          Adjusted net interest margin

      These measures exclude discount accretion on acquired loans. It appears that disclosing financial measures and metrics excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to
      Question 100.04 of the Compliance and Disclosure Interpretations for guidance.
 E. Allen Nicholson
CVB Financial Corp.
May 22, 2019
Page 2
         Therefore, in future filings, including Forms 8-K, please do not disclose financial measures and metrics that exclude the impact of purchase accounting. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Schroeder, Staff Accountant at 202-551-3294 or John Spitz,
Staff Accountant at 202-551-3484 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameE. Allen Nicholson                           Sincerely,
Comapany NameCVB Financial Corp.
                                                               Division of
Corporation Finance
May 22, 2019 Page 2                                            Office of
Financial Services
FirstName LastName